Sub-Item 77c: Submission of matters to a vote of security holders:

The annual meeting of the shareholders of BMC Fund, Inc. (the "Fund")was held
February 26, 2005.

The following eleven individuals were elected directors and all were in office at April 30, 2005:

Paul H. Broyhill
James T. Broyhill
William E. Cooper
Lawrence Z. Crockett
Jan E. Gordon
Allene B. Heilman
Gene A. Hoots
Brent B. Kincaid
Michael G. Landry
L. Glenn Orr, Jr.
John S. Little

The shareholders approved an amendment to the Fund's Investment Objectives and Policies allowing the Fund to make indirect investments in commodities and futures contracts, with 4,860,690 affirmative votes, 59,732 votes against, and 0 votes abstaining.

There was no other business voted upon at the Annual Meeting of Shareholders.